PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 27th day of January, 2012, by and between the following:

GLOBAL NUTECH, INC., a Nevada corporation (the “Company”); and

TIMOTHY J. CONNOLLY, an individual (the “Seller”).

WITNESSETH

WHEREAS, subject to the terms and conditions of this Agreement, the Company and Seller desire for the Company to purchase from Seller and for Seller to sell to Company certain assets owned by Seller, as more particularly described in Paragraph 2.1 of this Agreement (the “Seller's Assets”); and

WHEREAS, the Board of Directors of Company deems it desirable and in the best interests of Company and its stockholders that Company purchase the Seller's Assets in consideration of the sum of Two Hundred Thousand Dollars (US$200,000,00); and

WHEREAS, the Seller deems it desirable and in the best interests of Seller that the Seller sell the Seller's Assets to Company; and

WHEREAS, Company and Seller desire to provide for certain undertakings, conditions, representations, warranties, and covenants in connection with the transactions contemplated by this Agreement; and

WHEREAS, the Board of Directors of Company and the Seller have approved and adopted this Agreement, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto do hereby agree as follows:

SECTION 1

DEFINITIONS

1.1           “Agreement,” “Company”, “Seller” and “Seller's Assets”, respectively, shall have the meanings defined in the foregoing preamble and recitals to this Agreement.

1.2           “Closing Date” shall mean 10:00 a.m., local time, on January 27, 2012, at Houston, Texas, the date on which the parties hereto shall close the transactions contemplated herein; provided that the parties can change the Closing Date and place of Closing to such other time and place as the parties shall mutually agree, in writing.  As of the Closing Date, all Exhibits to this Agreement shall be complete and attached to this Agreement.

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SECTION 2

AGREEMENT FOR PURCHASE AND SALE OF SELLER'S ASSETS

2.1           Substantive Terms of the Purchase and Sale of Seller Assets.

(a)          Seller shall sell and deliver to Company free and clear title to all of the assets described in Exhibit 2.1 hereto; provided, however, that the effective date of the conveyance of the Seller's Assets shall be February 1, 2012 and any distributions of income from oil sold involving the Seller's Assets shall remain the property of the Seller.

(b)          Company shall sell and deliver to Seller cash in the amount of Two Hundred Thousand Dollars (US$200,000.00), either by means of a cashiers check or wire transfer, instructions for which shall be provided the Company by Seller.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company, in order to induce Seller to execute this Agreement and to consummate the transactions contemplated herein, represents and warrants to Seller as follows:

3.1           Organization and Qualification.  Company is a corporation duly organized, validly existing, and in good standing under the laws of Nevada, with all requisite power and authority to own its property and to carry on its business as it is now being conducted.  Company is duly qualified as a foreign corporation and in good standing in each jurisdiction where the ownership, lease, or operation of property or the conduct of business requires such qualification, except where the failure to be in good standing or so qualified would not have a material, adverse effect on the financial condition or business of Company.

3.2           Authorization and Validity.  Company has the requisite power and is duly authorized to execute and deliver and to carry out the terms of this Agreement.  The board of directors and stockholders of Company have taken all action required by law, its Articles of Incorporation and Bylaws, or otherwise to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, subject to the satisfaction or waiver of the conditions precedent set forth in Section 8 of this Agreement.  Assuming this Agreement has been approved by all action necessary on the part of Seller, this Agreement is a valid and binding agreement of Company.

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3.3           No Defaults.  Company is not in default under or in violation of any provision of its Articles of Incorporation or Bylaws.  Company is not in violation of any statute, law, ordinance, order, judgment, rule, regulation, permit, franchise, or other approval or authorization of any court or governmental agency or body having jurisdiction over it or any of its properties which, if enforced, would have a material, adverse effect on the financial condition or business of Company.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will conflict with or result in a breach of or constitute a default under any of the foregoing or result in the creation of any lien, mortgage, pledge, charge, or encumbrance upon any asset of Company and no consents or waivers thereunder are required to be obtained in connection therewith in order to consummate the transactions contemplated by this Agreement.

3.4           Documents.  The copies of all agreements and other instruments that have been delivered by Company to Seller are true, correct, and complete copies of such agreements and instruments and include all amendments thereto.

3.7           Disclosure.  The representations and warranties made by Company herein and in any schedule, statement, certificate, or document furnished or to be furnished by Company to Seller pursuant to the provisions hereof or in connection with the transactions contemplated hereby, taken as a whole, do not and will not as of their respective dates contain any untrue statements of a material fact, or omit to state a material fact necessary to make the statements made not misleading.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller, in order to induce Company to execute this Agreement and to consummate the transactions contemplated herein, represents and warrants to Company as follows:

4.1           Ownership of Seller'S Assets.  Seller is the sole owner of the Seller assets and, as of the Closing Date, will be able to deliver to Company legal and equitable title to the Seller assets, free and clear of any encumbrances of any kind whatsoever.

4.2           Validity.  Seller has the requisite power to execute and deliver and to carry out the terms of this Agreement. Assuming this Agreement has been approved by all actions necessary on the part of Company, this Agreement is a valid and binding agreement of Seller.

4.3           Liabilities.  The Seller Assets do not have any liabilities, liens or any claims whatsoever assessable against them, except as listed in Exhibit 4.3 hereto.

4.4           Litigation.  Except as set forth in Exhibit 4.4, there are no actions, suits, proceedings, orders, investigations, or claims pending against or affecting the Seller's Assets at law or in equity or before or by any federal, state, municipal, or other governmental department, commission, board, agency, or instrumentality, domestic or foreign, nor has any such action, suit, proceeding, or investigation been pending or threatened in writing during the 12-month period preceding the date hereof, which, if adversely determined, would materially and adversely affect the financial condition of Seller's Assets.  The Seller Assets are not operating under or subject to, or in default with respect to, any order, writ, injunction, or decree of any court or federal, state, municipal, or other governmental department, commission, board, agency, or instrumentality.

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4.5           Taxes.  At the Closing Date, all taxes assessable to the Seller's Assets which are then due shall have been paid in full.

4.6           Material Change.  Except as disclosed on Exhibit 4.6, there has been no material change in the condition, financial or otherwise, of the Seller's Assets, except changes occurring in the ordinary course of business, which changes have not materially, adversely affected their condition.

4.7           Documents.  The copies of all agreements and other instruments that have been delivered by Seller to Company are true, correct, and complete copies of such agreements and instruments and include all amendments thereto.

4.8           Disclosure.  The representations and warranties made by Seller herein and in any schedule, statement, certificate, or document furnished or to be furnished by Seller to Company pursuant to the provisions hereof or in connection with the transactions contemplated hereby taken as a whole do not and will not as of their respective dates contain any untrue statements of a material fact, or omit to state a material fact necessary to make the statements made not misleading.

SECTION 5

INVESTIGATION; PRESS RELEASE

5.1           Investigation.  Prior to the execution of this Agreement, the Company has completed its own independent investigation of the Seller's Asset to confirm, among other things, the assets, liabilities, title, liens, operability, and status of business of the Seller's Assets.  In the event that this Agreement is terminated for any reason, Company will return to Seller all documents, work papers, and other materials and all copies thereof obtained by Company, or on its behalf, from Seller, whether obtained before or after the execution hereof, will not use, directly or indirectly, any confidential information obtained from Seller hereunder or in connection herewith, and will keep all such information confidential and not used in any way detrimental to Seller except to the extent the same is publicly disclosed by Seller.

(b)           Seller acknowledges that it has made an investigation of Company, which has included, among other things, the opportunity of discussions with executive officers of Company, and its accountants, investment bankers, and counsel.  In the event of termination of this Agreement for any reason, Seller will deliver to Company all documents, work papers, and other materials and all copies thereof obtained by it, or on its behalf, from Company, whether obtained before or after the execution hereof and will not use, directly or indirectly, any confidential information obtained from Company hereunder or in connection herewith, and will keep all such information confidential and not used in any way detrimental to Company, except to the extent the same is publicly disclosed by Company.

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5.2           Press Release.  Company and Seller shall agree with each other as to the form and substance of any press releases and the filing of any documents with any federal or state agency related to this Agreement and the transactions contemplated hereby and shall consult with each other as to the form and substance of other public disclosures related thereto; provided, however, that nothing contained herein shall prohibit either party from making any disclosure that her or its counsel deems necessary.

SECTION 6

BROKERAGE; OTHER COSTS

6.1           Brokers and Finders.  Neither Company nor Seller, or any of their respective officers, directors, employees, or agents, has employed any broker, finder, or financial advisor or incurred any liability for any fee or commissions in connection with initiating the transactions contemplated herein.  Each party hereto agrees to indemnify and hold the other party harmless against or in respect of any commissions, finder’s fees, or brokerage fees incurred or alleged to have been incurred with respect to initiating the transactions contemplated herein as a result of any action of the indemnifying party.

6.2           Other Costs. The parties agree that each party shall bear its own expenses incurred with in connection with this Agreement and the transaction provided for herein, including, but not limited to, fees of attorneys, accountants and other fees.

SECTION 7

CLOSING AGREEMENTS AND POST-CLOSING

7.1           Closing Agreements.  On the Closing Date, the following activities shall occur, the following agreements shall be executed and delivered, and the respective parties thereto shall have performed all acts that are required by the terms of such activities and agreements to have been performed simultaneously with the execution and delivery thereof as of the Closing Date:

(a)           Seller shall have executed and delivered documents to Company sufficient then and there to transfer legal and equitable title to the Seller's Assets to Company;

(b)           Company shall have delivered to Seller cash in the amount of Two Hundred Thousand Dollars (US$200,000.00), either by means of a cashiers check or wire transfer, instructions for which shall be provided the Company by Seller.

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SECTION 8

CONDITIONS PRECEDENT TO COMPANY’S OBLIGATIONS TO CLOSE

The obligations of Company to consummate this Agreement are subject to satisfaction on or prior to the Closing Date of the following conditions:

8.1           Representations and Warranties.  The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, and Seller shall have performed in all material respects all of its obligations hereunder theretofore to be performed.

8.2           Other.  The joint conditions precedent in Section 10 hereof shall have been satisfied and all documents required for Closing shall be acceptable to Counsel for Company.

SECTION 9

CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS TO CLOSE

The obligation of Seller to consummate this Agreement is subject to the satisfaction on or prior to the Closing Date of the following conditions:

9.1           Representations and Warranties.  The representations and warranties of Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, and Company shall have performed in all material respects all of its obligations hereunder theretofore to be performed.

9.2           Other.  The joint conditions precedent in Section 10 hereof shall have been satisfied.

SECTION 10

JOINT CONDITIONS PRECEDENT

The obligations of Company and Seller to consummate this Agreement shall be subject to satisfaction or waiver in writing by all parties of each and all of the following additional conditions precedent at or prior to the Closing Date:

10.1         Other Agreements.  All of the agreements contemplated by Section 7.1 of this Agreement shall have been executed and delivered, and all acts required to be performed thereunder as of the Closing Date shall have been duly performed, including, without limitation, completion of all exhibits to this Agreement.

10.2         Absence of Litigation.  At the Closing Date, there shall be no action, suit, or proceeding pending or threatened against any of the parties hereto by any person, governmental agency, or subdivision thereof, nor shall there be pending or threatened any action in any court or administrative tribunal, which would have the effect of inhibiting the consummation of the transactions contemplated herein.

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SECTION 11

CONFIDENTIALITY

11.1         Company acknowledges that its directors, executive officers, employees, consultants, and affiliates have, and will, acquire information and materials from Seller concerning knowledge about the technology, business, products, strategies, customers, clients and suppliers of the Seller Assets and that all such information, materials and knowledge acquired, are and will be trade secrets and confidential and proprietary information of Seller, such acquired information, materials, and knowledge are hereinafter referred to as “Confidential Information.”  Company, itself, and on behalf of its directors, executive officers, employees, consultants, and affiliates, covenant to hold such Confidential Information in strict confidence, not to disclose it to others or use it in any way, commercially or otherwise, except in connection with the transactions contemplated by this Agreement and not to allow any unauthorized person access to such Confidential Information.  Similarly, Seller acknowledges that its directors, executive officers, employees, consultants, and affiliates have, and will, acquire information and materials from Company concerning knowledge about the technology, business, products, strategies, customers, clients and suppliers of Company and that all such information, materials and knowledge acquired, are and will be trade secrets and confidential and proprietary information of Company.  Seller, itself, and behalf of its directors, executive officers, employees, consultants, and affiliates, covenant to hold such Confidential Information in strict confidence, not to disclose it to others or use it in any way, commercially or otherwise, except in connection with the transactions contemplated by this Agreement and not to allow any unauthorized person access to such Confidential Information

11.2         The Confidential Information disclosed by the one party to the other shall remain the property of the disclosing party.

11.3         Company and Seller, and their respective directors, executive officers, employees, consultants, and affiliates, shall maintain in secrecy all Confidential Information disclosed to them by the party other using not less than reasonable care. Company and Seller, and their respective directors, executive officers, employees, consultants, and affiliates shall not use or disclose in any manner to any third party any Confidential Information without the express written consent of the chief executive officer of the other party unless or until the Confidential Information is:

(a)           publicly available or otherwise in the public domain; or

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(b)           rightfully obtained by any third party without restriction; or

(c)           disclosed by the other party without restriction pursuant to judicial action, or government regulations or other requirements.

11.4         The obligations of under Sections 11.1, 11.2, and 11.3 of this Agreement shall expire one year from the date hereof.

SECTION 12

TERMINATION AND WAIVER

12.1         Termination.  This Agreement may be terminated and abandoned on or before the Closing Date by:

(a)           the mutual consent in writing of the parties hereto;

(b)           Company, if the conditions precedent in Sections 8 and 10 of this Agreement have not been satisfied or waived by the Closing Date; and

(c)           Seller, if the conditions precedent in Sections 9 and 10 of this Agreement have not been satisfied or waived by the Closing Date.

If this Agreement is terminated pursuant to Section 12.1, the parties hereto shall not have any further obligations under this Agreement, and each party shall bear all costs and expenses incurred by it.

SECTION 13

NATURE AND SURVIVAL OF REPRESENTATIONS, ETC.

14.1         Nature and Survival.  All statements contained in any certificate or other instrument delivered by or on behalf of Company or Seller pursuant to this Agreement or in connection with the transactions contemplated hereby shall be deemed representations and warranties by such party. All representations and warranties and agreements made by Company or Seller in this Agreement or pursuant hereto shall survive the Closing Date hereunder until the expiration of the 12th month following the Closing Date.

SECTION 14

MISCELLANEOUS

15.1         Notices.  Any notices or other communications required or permitted hereunder shall be sufficiently given if written and delivered in person or sent by registered mail, postage prepaid, addressed as follows:

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to Seller:	Timothy J. Connolly
123 No. Post Oaks Lane, Suite 123
Houston, TX 77024
Tel: 713.621.2737

to Company:	Global NuTech, Inc.
1602 Old Underwood Rd.
La Porte, TX 77571
Tel: 281-867-8400

or such other address as shall be furnished in writing by the appropriate person, and any such notice or communication shall be deemed to have been given as of the date so mailed.

15.2         Time of the Essence.  Time shall be of the essence of this Agreement.

15.3         Costs.  Each party will bear the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

15.4         Entire Agreement and Amendment.  This Agreement, all Exhibits hereto, and documents delivered at the Closing Date hereunder contain the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all other agreements, written or oral, with respect thereto.  This Agreement may be amended or modified in whole or in part, and any rights hereunder may be waived, only by an agreement in writing, duly and validly executed in the same manner as this Agreement or by the party against whom the waiver would be asserted.  The waiver of any right hereunder shall be effective only with respect to the matter specifically waived and shall not act as a continuing waiver unless it so states by its terms.

15.5         Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

15.6         Governing Law.  This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Texas.

15.7         Attorneys’ Fees and Costs.  In the event any party to this Agreement shall be required to initiate legal proceedings to enforce performance of any term or condition of this Agreement, including, but not limited to, the interpretation of any term or provision hereof, the payment of moneys or the enjoining of any action prohibited hereunder, the prevailing party shall be entitled to recover such sums, in addition to any other damages or compensation received, as will reimburse the prevailing party for reasonable attorneys’ fees and court costs incurred on account thereof (including, without limitation, the costs of any appeal) notwithstanding the nature of the claim or cause of action asserted by the prevailing party.

15.8         Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, personal representatives, successors, and assigns, as the case may be.

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15.9         Captions.  The captions appearing in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Purchase Agreement as of the day and year first above written.

Global NuTech, Inc.

a Nevada corporation

By:	/s/ Craig Crawford
Craig Crawford, COO
Seller

By:	/s/ Timothy J. Connolly
Timothy J. Connolly

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EXHIBIT “2.1”

The Seller's Assets include the following:

1.          40% leasehold interest in the Grace #1 Oil and Gas Well.

2.          All options in the Lay, Rodenberg and Tilman Oil and Gas Leases. (See Attachment 1 hereto)

[End of Exhibit 2.1]

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LEFT BEHIND RECOVERY, LLC

14090 Southwest Freeway
Suite 300
Sugar Land, TX 77478

September 30, 2010

Timothy J. Connolly

123 North Post Oak Lane
Suite 440

Houston Texas 77024

RE: Letter of Understanding Regarding Future Development
Dear Tim:

This letter is intended to memorialize our understanding regarding future development of the Rodenberg, Lay, and Tilmon properties by Left Behind Recovery, LLC.

As further consideration for your purchase of working interest in the Grace # 1, LBR agrees that it will not proceed with the financing of future development of the Rodenberg, Lay, and Tilmon leaseholds, before first giving written notice to you of its intention to do so. The written notice will include a detailed Authorization for Expenditure regarding the proposed development and the plan of development, including the location of any proposed wells, engineering data relating to the proposed wells, and a general schedule of drilling the proposed wells.

Upon receipt of the notice, you will have the right to continue to participate under the same terms as expressed in the Grace #1 Joint Operating Agreement. Your right shall be exercisable by written notice given to LBR at any time within thirty (30) days following your receipt of the notice from LBR. If you do not give the required notice within that thirty (30) day period, or if you do not give the notice as to all of the proposed drilling development activities, LBR may proceed with financing the proposed activity without your involvement.

If this correctly reflects your understanding of the “right of first refusal” please countersign below.

Sincerely,

/s/ Bobby Hodges	/s/ Timothy J. Connolly
Bobby Hodges	Timothy J. Connolly
Left Behind Recovery, LLC

Date: 11-5-2010